[Reference Translation]

June 18, 2026

Company name:	TOYOTA MOTOR CORPORATION
Representative:	Kenta Kon, President (Code number:7203; TSE Prime/NSE Premier)
Inquiries:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div. (Telephone: 0565-28-2121)

(Changes to Disclosed Matters) Notice of Partial Amendment to the

Share-Based Compensation Plan for Employees

As stated in the “Notice Concerning the Disposition of Treasury Stock under the Share-Based Compensation Plan for Employees” announced on August 7, 2025, Toyota Motor Corporation (“TMC”) determined on that date the total number of shares to be acquired by and other details under a share-based compensation plan (the “Plan”) using an ESOP (Employee Stock Ownership Plan) trust (an “ESOP Trust”) structure for employees in “Senior Professional / Senior Management (Kanbushoku)” positions who satisfy certain requirements (the “Eligible Employees”).

TMC hereby announces that it has decided to amend certain portions of the Plan, such as the vesting date and other provisions. Details are set forth below.

1. Reason for the Change

TMC has decided to amend certain portions of the Plan, such as the vesting date and other provisions, in light of practical operational considerations.

2. Details of the Change (The changes are underlined.)

[Before change]

2. Purposes and Reasons of the Disposal

[Omitted]

This Plan grants points to Eligible Employees based on factors such as their individual performance as well as TMC’s performance, and Delivers, etc. a number of TMC shares, etc., from the Trust corresponding to the number of points they have been awarded. TMC shares, etc. will be Delivered, etc. to Eligible Employees upon their retirement, in the event of their death, or if the Plan is terminated. In the event of the death of an Eligible Employee, all TMC shares corresponding to the number of points held by such Eligible Employee at that time will be converted into cash within the Trust, and the heir will receive a cash payment equivalent to the proceeds from the sale of such shares from the Trust.

The vesting date will be the first business day of August immediately following the end of the fiscal year in which the Eligible Employee retires. In the event of death of the Eligible Employee or termination of the Plan, the vesting date will be the first business day of the second month following the month in which such event occurs.

[Omitted]

[After change]

2. Purposes and Reasons of the Disposal

[Omitted]

This Plan grants points to Eligible Employees based on factors such as their individual performance as well as TMC’s performance, and Delivers, etc. a number of TMC shares, etc., from the Trust corresponding to the number of points they have been awarded. TMC shares, etc. will be Delivered, etc. to Eligible Employees upon their retirement, in the event of their death, if the Plan is terminated, or if it is decided that an Eligible Employee will become a resident of a country not covered by the Plan. However, if an Eligible Employee who has satisfied the stock-grant conditions is a not a resident of Japan, all TMC shares corresponding to the number of points held by such Eligible Employee at that time will be converted into cash within the Trust, and the Eligible Employee will receive a cash payment equivalent to the proceeds from the sale of such shares from the Trust. In addition, in the event of the death of an Eligible Employee, all TMC shares corresponding to the number of points held by such Eligible Employee at that time will be converted into cash within the Trust, and the heir will receive a cash payment equivalent to the proceeds from the sale of such shares from the Trust.

The vesting date will be the date on which the Eligible Employee retires. In the event of death of the Eligible Employee or termination of the Plan, the vesting date will be the first business day of the second month following the month in which such event occurs. If it is decided that an Eligible Employee will become a resident of a country not covered by the Plan, the vesting date will be the date specified in the stock-grant rules.

[Omitted]

END